UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

Pursuant to the notice of adjournment of the Extraordinary General Meeting of Shareholders (the “Meeting”) of Rosetta Genomics Ltd. (the “Company”) that was published on April 17, 2018 on Form 6-K, the Company hereby furnishes copies of Amendment No. 2 to Agreement and Plan of Merger, Amendment No. 2 to Expense Reimbursement Waiver Agreement and Amendment Number Three to Loan and Security Agreement, attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3, respectively.

The information in this Form 6-K (including in Exhibits 99.1, 99.2 and 99.3) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Amendment No. 2 to Agreement and Plan of Merger
99.2	Amendment No. 2 to Expense Reimbursement Waiver Agreement
99.3	Amendment Number Three to Loan and Security Agreement

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 19, 2018	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer